Exhibit 21.1

SUBSIDIARIES OF DTE ENERGY COMPANY
DTE Energy Company’s principal subsidiaries as of December 31, 2023 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary		State of Incorporation
1.	DTE Electric Company	Michigan
2.	DTE Electric Holdings, LLC	Michigan
3.	DTE Energy Trading, Inc.	Michigan
4.	DTE Enterprises, Inc.	Michigan
5.	DTE Gas Company	Michigan
6.	DTE Gas Holdings, Inc.	Michigan